1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated August 10, 2026

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

EXHIBIT INDEX

Exhibit	Description
99.1	Announcement on 2026/08/07:	Board of Directors approved Phase 1 of the Reconstruction Project of Pei-Yi Telecommunications Site under the Urban Unsafe and Old Buildings Plan
99.2	Announcement on 2026/08/10:	Chunghwa Telecom announced its operating results for July 2026

99.3	Announcement on 2026/08/10:	July 2026 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2026

Chunghwa Telecom Co., Ltd.

By: /s/ Wen-Hsin Hsu
Name: Wen-Hsin Hsu
Title: Chief Financial Officer

EXHIBIT 99.1

Board of Directors approved Phase 1 of the Reconstruction Project of Pei-Yi Telecommunications Site under the Urban Unsafe and Old Buildings Plan

Date of events:2026/08/07

Contents:

1.
Type of contract: Contract for planning and reconstruction under the Urban Unsafe and Old Buildings program
2.
Date of occurrence of the event: 2026/08/07
3.
Date of the board of directors resolution: 2026/08/07
4.
Other approval date: NA
5.
Counterparty to the contract and relationship with the Company: NA
6.
Major content of the contract (including total contract amount, anticipated monetary amount of participation in the investment, and start and end dates of the contract), restrictive covenants, and other important terms and conditions:

The Company plans to undertake a reconstruction project on land located at Lot Nos. 637, 637-1, and 637-2, Subsection 3, Zhongshan Section, Zhongshan District, Taipei City. The total investment for Phase 1 is estimated at approximately NT$ 2,455,770,000.

7.
Name of the professional appraisal firm or company and its appraisal opinion: NA
8.
Name of the real property appraiser: NA
9.
Practice certificate number of the real property appraiser: NA
10.
Concrete purpose of the acquisition: To reconstruct outdated telecommunications facilities and enhance operational efficiency
11.
Any dissenting opinions of directors to the present transaction:

Regarding the Phase 1 reconstruction plan, Director Shiow-Long Horng expressed his opinion that the reconstruction plan should be submitted to the Board for approval and implemented in a single phase, rather than in two separate phases.

12.
Whether the counterparty of the current transaction is a related party: NA
13.
Date of ratification by supervisors or approval by the audit committee: 2026/08/03
14.
The appraisal report has a limited price, specific price, or special price: NA
15.
An appraisal report has not yet been obtained: NA

16.
Reason for an appraisal report not being obtained: NA
17.
Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: NA
18.
Name of the CPA firm: NA
19.
Name of the CPA: NA
20.
Practice certificate number of the CPA: NA
21.
Date on which material information regarding the same event has been previously released: NA
22.
Any other matters that need to be specified: None

EXHIBIT 99.2

Chunghwa Telecom announced its operating results for July 2026

Date of events:2026/08/10

Contents:

1.
Date of occurrence of the event: 2026/08/10
2.
Company name: Chunghwa Telecom Co., Ltd.
3.
Relationship to the Company (please enter "head office" or "subsidiaries"): Head office
4.
Reciprocal shareholding ratios: N/A
5.
Cause of occurrence:

Chunghwa Telecom announced its unaudited operating results on a consolidated basis for July 2026:

The Company's revenue for July 2026 was approximately NT$19.88 billion, income from operation was approximately NT$4.44 billion, net income attributable to stockholders of the parent was approximately NT$3.34 billion, EBITDA was approximately NT$7.87 billion and earnings per share was NT$0.43.

The Company's revenue for the seven months ended July 31, 2026 was approximately NT$141.24 billion, income from operation was approximately NT$30.81 billion, net income attributable to stockholders of the parent was approximately NT$24.09 billion, EBITDA was approximately NT$54.69 billion and earnings per share was NT$3.11.

6.
Countermeasures: None
7.
Any other matters that need to be specified (the information disclosure also meets the requirements of Article 7, subparagraph 9 of the Securities and Exchange Act Enforcement Rules, which brings forth a significant impact on shareholders rights or the price of the securities on public companies.):None

EXHIBIT 99.3

Chunghwa Telecom

August 10, 2026

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of July 2026.

1) Sales volume (NT$ Thousand)

Period	Items	2026	2025	Changes	%
Jun	Net sales	19,884,860	19,179,026	(+) 705,834	(+)3.68%
Jan-Jul	Net sales	141,236,769	131,717,831	(+) 9,518,938	(+) 7.23%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	850,000	3,107 ,565

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	36,792
	Fair Value	315
	The amount of unrealized gain(loss) recognized this year	-2,889

Settled Position	Total amount of contract	293,178
	The amount of realized gain(loss) recognized this year	262

a-2 Non-trading purpose (that meets the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	102,205
	Fair Value	1,697
	The amount of unrealized gain(loss) recognized this year	-1,451

Settled Position	Total amount of contract	553,911
	The amount of realized gain(loss) recognized this year	2,739

b Trading purpose: None